                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          Tender Offer Statement Under
                       Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                (Amendment No. 1)*

                              CASTLE & COOKE, INC.
                       (Name of Subject Company (issuer))

                   CASTLE ACQUISITION COMPANY, INC. - Offeror
                CASTLE & COOKE HOLDINGS, INC. - Parent of Offeror
              FLEXI-VAN LEASING, INC. - Indirect Parent of Offeror
         DAVID H. MURDOCK - Sole Shareholder of Flexi-Van Leasing, Inc.
 (Name of Filing Persons (identifying status as offeror, issuer or other person)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                 Roberta Wieman
                            10900 Wilshire Boulevard
                          Los Angeles, California 90024
                            Telephone: (310) 208-6055
            (Name, address and telephone numbers of person authorized
       to receive notices and communications on behalf of filing persons)

                                   Copies to:

                             Peter J. Tennyson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    695 Town Center Drive, Seventeenth Floor
                        Costa Mesa, California 92626-1924
                            Telephone: (714) 668-6200

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
       Transaction valuation*                    Amount of filing fee
---------------------------------------- ---------------------------------------
---------------------------------------- ---------------------------------------
         $256,606,099.75                             $51,321.22
---------------------------------------- ---------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,330,187 shares of common stock, having no par value, at a price per share of $18.50 in cash. Such number of shares represents all of the Shares outstanding as of May 19, 2000, MINUS the shares already beneficially owned by Offeror and its affiliates, PLUS the number of options outstanding on May 19, 2000 that according to the Agreement and Plan of Merger, dated May 19, 2000, must be accelerated, MINUS the options already owned by David H. Murdock that according to the Agreement and Plan of Merger, dated
May 19, 2000, will be cancelled.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $49,321.70
                       ------------------------
Form or Registration No.: 005-45783
                         ----------------------

Filing Party:  David H. Murdock
             ----------------------------------
Date Filed:    May 21, 2000
             ----------------------------------

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:


| |      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|X|      going-private transaction subject to Rule 13e-3.
|X|      amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           David H. Murdock
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                           /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           U.S.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           4,616,977
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           4,616,977
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    4,616,977
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           27.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Flexi-Van Leasing Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           4,501,310
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           4,501,310
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    4,501,310
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           26.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Castle Acquisition Company, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Hawaii
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           O
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           O
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    O
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           O.O%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



================================================================================
CUSIP No. 148433105                13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Castle & Cooke Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                           OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           O
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           O
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           O
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           O
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    O
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                           CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Castle Acquisition Company, Inc., a Hawaii corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX") which is 100% owned by David H. Murdock ("DHM") relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, having no par value (the "Shares"), of Castle & Cooke, Inc., a Hawaii corporation (the "Company"), at a purchase price of $18.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and
(a)(2), respectively, to the Tender Offer Statement.

The information set forth in the exhibits identified in Item 12 and attached hereto is incorporated herein by reference with respect to Items 1, 4, 11 & 13.

All capitalized terms used herein and not otherwise defined shall have the meanings given to those terms in the Offer to Purchase.

Item 12.   EXHIBITS

Item 12 of the Tender Offer Statement is supplemented by adding the following information thereto:


99(a)(16)      Text of press release issued by FLX dated June 22, 2000



99(a)(17)      Form of Summary Advertisement dated June 23, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 22, 2000


                           CASTLE ACQUISITION CORPORATION, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           CASTLE & COOKE HOLDINGS, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board, CEO & President
                                        ----------------------------------------


                           FLEXI-VAN LEASING, INC.

                           By: /s/ DAVID H. MURDOCK
                               --------------------------------------
                                  Name:  David H. Murdock
                                        -----------------------------
                                  Title: Chairman of the Board & CEO
                                        ----------------------------------------

                           DAVID H. MURDOCK

                           /s/ DAVID H. MURDOCK
                           ------------------------------

99(a)(16)           Text of press release issued by FLX dated June 22, 2000



99(a)(17)           Form of Summary Advertisement dated June 23, 2000